March 28, 2006

Mr. Ernest Greene, Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

         RE: Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Quarters Ended March 31, June 30, and September 30, 2005 File No. 0-32995

Dear Mr. Greene:

         This letter will serve as our response to your inquiry, dated March 15, 2006 regarding the documents referred to above and filed with the United States Securities and Exchange Commission (hereinafter referred to as the "SEC") from MedSolutions, Inc. (hereinafter referred to as the "Company" or "MedSolutions" or "MSI"). MedSolutions has carefully reviewed and researched your inquiries and comments and we respectfully offer the following responses to each inquiry enumerated in your letter:


                Form 10-KSB For the Year Ended December 31, 2004
                ------------------------------------------------

Financial Statements, page F-i
------------------------------

Note 3-Summary of Significant Accounting Policies, pages F-9
------------------------------------------------------------

Goodwill and Intangible Assets, Page F-10
-----------------------------------------

1.-SEC Comment - We have read your response to comment six of our letter dated January 20, 2006. Please provide us with a complete copy of your fair value analysis report. As previously indicated, the analysis should detail all assumptions that were utilized in arriving at your conclusions and the basis for all material assumptions.

MedSolutions' Response - As you have requested we have attached a complete copy of our fair value analysis report. The report includes all detailed assumptions that were utilized in arriving at our conclusions and the basis for all material assumptions. Some of the factors considered were:

         o        The nature of the business and the history of the enterprise
         o        The economic outlook in general for the industry
         o The book value of the stock and financial condition of the business
         o        The earnings capacity of the Company
         o        The dividend paying capacity of the Company
         o Whether or not the enterprise has goodwill or other intangible value
         o        Prior sales of the stock and the size of the block trades
         o The market value of stocks of other corporations in a similar line of business

Our conclusions relied on both historical facts and projections of future events. Our valuation analyses of the Company considered the three basic valuation approaches, the income, the market, and the cost approach. We primarily relied upon the income and market approaches in our valuation analysis. See the attached valuation report for the specific details of each of these methods. The methodologies utilized in the report comply with the accepted methods as described in SFAS 142.

2.-SEC Comment - Please note that the impairment of goodwill is evaluated in accordance with paragraphs 19-21 of SFAS 142. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. Your analysis compares the residual fair value of all your intangible assets to the carrying value of those intangible assets. Please note that the potential impairment of amortizable intangible assets, such as customer lists, is evaluated in accordance with SFAS 144. See paragraph 15 of SFAS 142.

Paragraph 23 of SFAS 142 states that the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Presumably, a buyer would adjust the purchase price for liabilities assumed. The fair value you calculated does not appear to contemplate a decrease in fair value for the liabilities of the reporting unit. Please revise your analysis accordingly.

Please revise your analysis to compare your revised estimate of fair value to the carrying value of the reporting unit in accordance with SFAS 142. If this comparison indicates that the carrying value of the reporting unit exceeds its fair value, please also provide us with your two step analysis of goodwill impairment prepared in accordance with paragraphs 20-21 of SFAS 142.

MedSolutions' Response - Since we have fully integrated our business combinations into our existing operations, we, accordingly, have only one reporting unit and have evaluated our goodwill for impairment based on the fair value of our entire company.

The enterprise value of our company at the valuation date was $6,900,000, which consisted of $3,557,905 related to our equity value, and $3,342,095 related to our interest-bearing debt.

Enterprise value is defined as the sum of the equity value and interest-bearing indebtedness. When we subtract the value of the interest-bearing indebtedness from the valuation, the resultant value of the equity was $3,557,905 at the valuation date.

Below, please find our Step I calculation for potential impairment:

         Fair value of equity of reporting unit       $ 3,557,905
         Carrying value of equity of reporting unit    (1,697,180)
                                                      -----------

         Excess of fair value over carrying value     $ 5,255,085
                                                      ===========

Based on the above analysis, under SFAS 142, the fair value reporting unit exceeds the carrying value and no further analysis is necessary.

With respect to our amortizable intangible assets, we evaluated these in accordance with SFAS 144. There were no indicators of impairment present and, accordingly, no separate valuation was required.

AmeriTech Acquisition, page F-10
--------------------------------

3.-SEC Comment - We have read your response to comment seven of our letter dated January 20, 2006. Your basis for characterizing such a significant portion of the purchase price as unrelated to the assets purchased still remains unclear.

You indicated that there were numerous disputes and disagreements that arose subsequent to the acquisition. Please provide a detail of these disputes and disagreements, identify when they arose, and tell us why you believe these disputes are not related to the purchase.

MedSolutions' Response - The Settlement Agreement between AmeriTech and MedSolutions was executed on February 11, 2005, approximately 15 months after the closing of the acquisition (which occurred in October 2003). The settlement agreement resulted in the our recording an extinguishment of seller debt. The agreement was executed to settle disputes between MedSolutions and the seller that arose subsequent to the acquisition.

The disputes were unrelated to the valuation of the business purchased. The principal disputes centered on the sellers' inability to provide us with adequate (qualitative) historical business records which would facilitate the preparation of audited historical financial statements of Ameritech, to comply with 8K reporting requirements. The sellers ignored MedSolutions' request for this financial information and in the latter part of the year (late December 2004 and early January 2005) MedSolutions threatened to sue Ameritech for compensatory damages.

Our damages were based on our material financial loss. Specifically, we were prevented from registering our securities, commencement of trading, raising funds from certain offerings and our business acquisition plans were delayed. Rather than engage in a lengthy court battle, the seller agreed to settle the matter, whereby agreeing to reduce the note payable by $650,468 in consideration for settling the claim for damages. If the note were not outstanding, we would have received a cash payment back from the seller.

Based on the above, we believe the reduction of debt was appropriately characterized as other income.

4.-SEC Comment - Please provide us with a copy of the settlement agreement. Please also provide us with Schedules 1.03 and 1.05 to both the asset purchase agreement with Ameritech dated November 7, 2003 at Exhibit 10.15, and the asset purchase agreement with Med-Con dated September 30, 2004 at Exhibit 10.22.

MedSolutions' Response -We have attached herein a copy of the settlement agreement as you requested. We have also attached herein copies of Schedules
1.03 and 1.05 to both the asset purchase agreement with Ameritech dated November 7, 2003 at Exhibit 10.15, and the asset purchase agreement with Med-Con dated September 30, 2004 at Exhibit 10.22.

5.-SEC Comment - Please tell us the factors you considered in determining that the acquisitions of certain assets of Ameritech and Med-Con represented the acquisition of businesses under generally accepted accounting principles based on the guidance in EITF 98-3. Please refer to paragraph 9 of SFAS 141. Please address each acquisition individually in your response.

MedSolutions' Response -A business is a self-sustaining integrated set of activities whereby assets are managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances which should be considered in evaluating whether an acquisition constitutes a business include the following:

         (1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or
         (2) Whether any of the following attributes remain with the component after the transaction:

         (i)      Physical facilities,
         (ii)     Employee base,
         (iii)    Market distribution system,
         (iv)     Sales force,
         (v)      Customer base,
         (vi)     Operating rights,
         (vii)    Production techniques, or trade names.

Ameritech Acquisition
---------------------

On November 7, 2003, Medsolutions completed the acquisition of the regulated waste disposal business from Americtech Environmental, Inc. (servicing the Houson Texas region) for approximately $2 million dollars. The Company purchased a self sustaining revenue generating business which included; 1) customer contracts, inventory and supplies, waste containers, land, furniture, fixtures and equipment, trucks and the retention of route drivers.

Assessment

Step 1--The set includes:

         o        Long-lived assets (land,trucks)
         o        Certain employees (operational-truck drivers)
         o        Supplies, supply contacts
Step 2 The set  includes:
         o        Processes   and    production    (the   ability   to   service
                  customers-pick up and dispose of waste)
Step 3 The set includes:
         o        Customer contracts

Medsolutions intends to utilize its own billing and IT systems, as the system provides for a more integrated and controlled billing process. The back corporate office of Medsolutions will provide some of the senior management oversight role. This is not any unique or scarce knowledge or attributes that cannot be easily performed by Medsolutions and there was no need to hire or retain other experienced management personnel in connection with this acquisition. This is a minor missing element.

Conclusion-The transferred set is a business.

Med-Con Acquisition
-------------------

On September 30, 2004, Medsolutions completed the acquisition of the regulated waste disposal business from Med-Con Waste Solutions, Inc. (also servicing the Houson Texas region) for approximately $1.2 million dollars. The Company purchased a self sustaining revenue generating business which included; 1) customer contracts, inventory and supplies, waste containers, furniture, fixtures and equipment, trucks and drivers and hired their president as our Senior Vice President of Sales.

Assessment

Step 1--The set includes:
         o        Long-lived assets (trucks)
         o        Certain employees (operational-truck drivers)
         o        Supplies, supply contacts
Step 2 The set includes:
         o        Processes   and    production    (the   ability   to   service
                  customers-pick up and dispose of waste)
Step 3 The set includes:
         o        Customer contracts
         o        Senior VP of sales was retained

Sincerely,

/s/ J. Steve Evans
J. Steven Evans
Vice President of Finance
MedSolutions, Inc.

Attachments


cc:      Matthew H. Fleeger, President & CEO
         MedSolutions, Inc.

         Mitchell Watt, Partner
         Marcum & Kliegman, LLP

         Steven Block, Legal Counsel
         Fish & Richardson, P.C.